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                             March 2, 2021

       Eric D. Marsh
       President, Chief Executive Officer and Chairman of the Board Vine Resources Inc.
       5800 Granite Parkway, Suite 550
       Plano, Texas 75024

                                                        Re: Vine Energy Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 22,
2021
                                                            File No. 333-253366

       Dear Mr. Marsh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed February 22, 2021

       Prospectus Summary
       Recent Developments, page 10

   1. The disclosure on page 11 regarding the impact of the COVID-19 pandemic states that lower levels of natural
gas supply have pushed current prices higher, positively impacting your results of
operations and cash flows. However, disclosure in your filing states that the average sales
prices of natural gas you produced was lower in 2020 than in 2019.
                                                        Revise your disclosure
to clarify the effects of the COVID-19 pandemic.
       Corporate Reorganizations, page 13

   2. We note the disclosure that if you experience a change of control or the Tax Receivable
                                                        Agreement terminates
early, you could be required to make a substantial, immediate
 Eric D. Marsh
FirstName  LastNameEric D. Marsh
Vine Resources  Inc.
Comapany
March      NameVine Resources Inc.
       2, 2021
March2 2, 2021 Page 2
Page
FirstName LastName
         lump-sum payment. Please revise here to quantify the likely tax benefits to be realized and paid to the Existing Owners. In this regard, we note the disclosure on page 144.
Risk Factors
Our hedging activities could result in financial losses or reduce our income. , page 43

3. We note the new disclosure that your Second Lien Term Loan requires that you hedge
         70% of your production for the next 24 months. You further state that as a result of this hedging requirement, you are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of your production is subject to derivative contracts. Please balance your risk factor to disclose the potential impact to you from price increases. We note your disclosure on page 11.
Vine Oil & Gas LP
Notes to Financial Statements
Note 13 - Supplemental Natural Gas Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas
Reserves, page F-31

4. Consistent with disclosure previously provided, revise to address the amount of future income tax expense that would have been included in your calculation of the standardized measure of discounted future net cash flows if you were a taxpaying entity for federal income tax purposes. This comment also applies to the financial statements of Brix
         Oil & Gas LP and Harvest Royalties Holdings LP.
Exhibits and Financial Statement Schedules, page II-2

5. We have read your response to prior comment 20 and note that the reserves reports filed as Exhibits 99.1 through 99.9 continue to include disclosure entitled Petroleum Reserves
         and Resource Classification and Definitions    as an attachment to
each respective report.
         This attachment appears to include selected information that is excerpted from the Society
         of Petroleum Engineers (   SPE   ), the World Petroleum Council (
WPC   ), the American
         Association of Petroleum Geologists (   AAPG   ), and the Society of
Petroleum Evaluation
         Engineers (   SPEE   ) Petroleum Resources Management System (   PRMS
 ).

         Item 1201(c) of Regulation S-K specifies that the definitions in Rule 4-10(a) of
         Regulation S-X shall apply for purposes of disclosure under Subpart
229.1200 in the
         preparation of the estimates of the proved, probable and possible reserves disclosed in the reserves report and in the prospectus. The inclusion of the referenced attachment appears to be inconsistent with the disclosure in each report that the estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the
         Securities and Exchange Commission (SEC) definitions and requirements as set-forth in
         Rule 4-10(a) of Regulation S-X. Please obtain and submit revised reserve reports to resolve this inconsistency or tell us why a revision is not needed. Eric D. Marsh
Vine Resources Inc.
March 2, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at
202-551-3699 with questions about engineering comments. Please contact Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-
551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameEric D. Marsh
                                                           Division of
Corporation Finance
Comapany NameVine Resources Inc.
                                                           Office of Energy &
Transportation
March 2, 2021 Page 3
cc:       Michael Rigdon, Esq.
FirstName LastName